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                          October 12, 2022

       Kate DeHoff
       General Counsel
       Joby Aviation, Inc.
       2155 Delaware Avenue, Suite #225
       Santa Cruz, CA 95060

                                                        Re: Joby Aviation, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 4,
2022
                                                            File No. 333-267736

       Dear Kate DeHoff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Brian D. Paulson